NXT ENERGY SOLUTIONS INC.

Computershare

320 Bay Street, 14th Floor
Toronto, ON M5H 4A6
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual and Special Meeting to be held on Tuesday, June 9, 2026

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. **We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. **You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular.** Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed by management to you.
6. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
7. This VIF should be read in conjunction with the Information Circular and other proxy materials provided by management.

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VIFs submitted must be received by 10:00 am, Calgary Time, on Friday, June 5, 2026.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: **www.investorvote.com**
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management Nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your **CONTROL NUMBER** listed below.

CONTROL NUMBER

Appointee(s)

I/We the undersigned shareholder(s) of NXT Energy Solutions Inc. (the "Corporation") hereby appoint as appointees: Charles Selby, Chairman, or failing this person, Eugene Woychyshyn, President & Chief Financial Officer (the "Management Nominees")

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and on all other matters that may properly come before the Annual and Special Meeting of shareholders of the Corporation to be held at Norton Rose Fulbright Canada LLP, Suite 3700, 400 - 3rd Avenue SW, Calgary, Alberta T2P 4H2 on Tuesday, June 9, 2026 at 10:00 am, Calgary Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Against		For	Against		For	Against
01. Peter Mork	☐	☐	02. Charles Selby	☐	☐	03. Gerry Sheehan	☐	☐
04. Jeffrey Tilson	☐	☐	05. Thomas E. Valentine	☐	☐	06. Bruce G. Wilcox	☐	☐
07. Eugene Woychyshyn	☐	☐						

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2. Appointment of Auditors — For ☐ Withhold ☐

Appointment of MNP LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

3. Employee Share Purchase Plan Resolution — For ☐ Against ☐

To consider and approve the Employee Share Purchase Plan Resolution, the full text of which is reproduced as Schedule "A" to the Information Circular dated April 24, 2026.

4. Unallocated Entitlement Resolution — For ☐ Against ☐

To consider and approve the Unallocated Entitlement Resolution, the full text of which is reproduced as Schedule "B" to the Information Circular dated April 24, 2026.

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5. Preferred Share Resolution — For ☐ Against ☐

To consider and approve the Preferred Share Resolution, the full text of which is reproduced in the Information Circular, under "Particulars of Matters to be acted on" dated April 24, 2026.

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting.
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Date

DD / MM / YY

Signing Capacity

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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